                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            THE EASTWIND GROUP, INC.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   277 837 100
                                   -----------
                                 (CUSIP Number)

                                 Alexander Elder
                                  P.O. Box 374
                                 Richmond House
                                St. Anne's Place
                                 St. Peter Port
                            Guernsey, Channel Islands
                                  01481-71-3667
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 11, 1997
                                 --------------

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box:[ ]

Check the following box if a fee is being paid with the Statement:[X]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------------------------------------------------------------
CUSIP NO.   277 837 100               13D
         --------------

-------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
Clifton Capital Ltd., a B.V.I. company as holding company for a common law discretionary settlement, the trustee of which is Davera Fidelity Co., Ltd. of Gibraltar.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               N/A

-------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (A)      [  ]
                                   (B)      [  ]

-------------------------------------------------------------------------------
(3) SEC USE ONLY



-------------------------------------------------------------------------------
(4) SOURCE OF FUNDS
                                              WC

-------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

                   Territory of the British Virgin Islands

-------------------------------------------------------------------------------

                                      :        (7)  SOLE VOTING POWER
                                      :        (a) 100,000

                                      :-----------------------------------
                                      :        (8) SHARED VOTING POWER

NUMBER OF SHARES                      :
BENEFICIALLY                          :___________________________________
OWNED BY EACH REPORTING               :        (9) SOLE DISPOSITIVE POWER
PERSON WITH                           :        (a) 100,000
                                      :-----------------------------------



                                Page 2 of 6 Pages

                                      :        (10) SHARED DISPOSITIVE POWER
                                      :

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

         (a) 100,000

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                             ---------

-------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         (a) 4.4%


-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

                             HC
-------------------------------------------------------------------------------



                                Page 3 of 6 Pages

ITEM 1            SECURITY AND ISSUER

         Common stock. 100 Four Falls Corporate Center, Suite 305, West Conshohocken, PA.

ITEM 2.           IDENTITY AND BACKGROUND.

         (I) The filer is Clifton Capital Ltd., a B.V.I. Co., as holding company for a common law discretionary settlement, the trustee of which is Davera Fidelity Co. Ltd. of Gibraltar. Its principal business is fiduciary, and its principal address is P.O. Box 26, Douglas, Isle of Man, IM99 1BE, British Isles.

         During the last five years, neither the filer nor the trustee has been convicted in any criminal proceedings, as defined in the General Instructions. During the last five years neither the filer nor the trustee has been subject to a judgment decree or final order enjoining violations of, or relating to, the federal or state securities laws.

         (II) Identity and Background as to Alexander Elder, President of Clifton Capital, Ltd.

                  (a)      Alexander Elder
                  (b) Richmond House, St. Anne's Place, St. Peter Port, Guernsey, GY1 2NU.
                  (c)      Company Director.
                  (d) During the last five years Alexander Elder has no criminal convictions.
                  (e) During the last five years Alexander Elder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
                  (f)      British.

         (III) Item 2 as to David Moorhouse, President of Davera Fidelity Co., Ltd.

                  (a)      David Moorhouse.
                  (b) 11 Myrtle Street, Douglas, Isle of Man, IM1 1ED, British Isles.
                  (c)      Chartered Accountant.
                  (d)      No criminal convictions.
                  (e)      No civil proceedings.
                  (f)      British citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Not applicable.


                                Page 4 of 6 Pages

ITEM 4.           PURPOSE OF TRANSACTION.

         Not applicable.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Based upon current information available, there were 2,189,250 shares of Company Common Stock issued and outstanding on the reporting dated of this Statement.

         (a) On February 27, 1997, Clifton Capital exercised 50,000 Warrants it held to purchase shares of the Company. On March 11, 1997, Clifton Capital exercised 50,000 Warrants it held to purchase shares of the Company. The shares represented by these warrants were sold on the same dates the warrants were exercised. Clifton Capital now holds 100,000 Warrants to purchase shares of the Company; this constitutes 4.4% of the outstanding shares of Company Common Stock.

         (b) Clifton Capital, through Alexander Elder, the Managing Director, has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Company Common Stock owned by Clifton Capital.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None



                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: March 27, 1997

CLIFTON CAPITAL LTD.



By: /s/ Patricia A. Riley
    -------------------------------------
    Patricia A. Riley, Director/Secretary



March 27, 1997

DAVERA FIDELITY CO., LTD.


By: /s/ David Moorhouse
    --------------------------
    David Moorhouse, President


                                Page 6 of 6 Pages